Exhibit (a)(5)(D)

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS REPRESENTING DEPOSITED ORDINARY SHARES

OF:

iGATE COMPUTER SYSTEMS LIMITED

ONE ADS REPRESENTS TWO SHARES (CUSIP: 45173H207)

We refer to our notice to you, as holders of the above American Depositary Shares (“ADSs”), dated December 14, 2012 (the “December Notice”). As described in the December Notice, the Deposit Agreement (the “Deposit Agreement”) under which the ADSs are issued was amended as of January 13, 2013 to reduce the period that must elapse between the termination of the Deposit Agreement and the date after which the Depositary may sell the remaining deposited Shares of the Company from four months to two months and the Deposit Agreement, as amended, terminated on January 13. 2012.

As described in the December Notice, you have until at least March 13, 2013 to decide if you would like to retain your interest in Shares of the Company. If you do not surrender your ADSs and request delivery of the underlying Company Shares before The Bank of New York Mellon, as depositary (the “Depositary”) sells those Company Shares, you will lose the right to receive those shares and instead will be entitled, upon subsequent surrender of your ADSs, to receive the net proceeds of sale of those Company Shares. The date or dates on which the Depositary will sell remaining deposited Company Shares has not been determined, but it will not be earlier than March 14, 2013.

The Company has informed the Depositary, and you are hereby informed, that, as disclosed in the Exit Letter of Offer, filed on May 25, 2012 as Exhibit (a)(1)(A) to the Schedule TO/Schedule 13E-3 initially filed by iGATE Corporation, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, with the U.S. Securities and Exchange Commission (the “Commission”) on December 21, 2011, as amended (the “Schedule TO”), the sale of Company Shares by the Depositary is expected to engender an Indian withholding tax at the maximum rate on the gross share sale proceeds. This maximum rate will be approximately 42.04%.

If you wish to avoid this sale of the Company Shares underlying your ADSs by surrendering your ADSs and requesting delivery of the underlying Company Shares, you must established an Indian custodian or brokerage (demat) account, as described in the Schedule TO. The establishment of such account is subject to delay on account of the need to obtain Indian regulatory approvals for the establishment of such account. The Company has advised us that is may take 2-3 weeks for a person who is not a resident of India to establish this account if the person does not already have the applicable approvals in hand. If you choose to take delivery of the shares underlying your ADSs, you may participate in the Exit Offer directly, as described in the Schedule TO, and the tax treatment of your tender into the Exit Offer will depend on your individual circumstances, as described in the Exit Letter of Offer, which was filed with the Commission on May 25, 2012 as Exhibit (a)(1)(A) to the Schedule TO.

We remind you also, as described in the December Notice, if you surrender ADSs for the purpose of withdrawing the underlying Company Shares before the Depositary sells those Company Shares, you must pay the fee of the Depositary as provided in the Deposit Agreement of up to $0.05 per ADS surrendered, a cable fee of $17.50 and any applicable taxes or governmental charges. Payment should be made payable to The Bank of New York Mellon.

If you surrender your ADSs to obtain payment of proceeds of sale of Company Shares after the Depositary sells the remaining deposited Company Shares, the fee of the Depositary as provided in the Deposit Agreement of up to $0.05 per ADS surrendered, the expenses of sale and any applicable taxes or governmental charges will be deducted from the payment you will receive.

If you wish to receive payment of the proceeds of sale of Company Shares, please do not surrender your ADSs at this time. The Depositary will send a separate notice with instructions to surrender your ADSs after the sale of Company Shares has been completed.

The address of the Depositary is: The Bank of New York Mellon, 101 Barclay Street, Depositary Receipts Division – 15th Floor, Attention: Cancellation Desk, New York, NY 10286. Registered or overnight mail is the suggested method of delivering American Depositary Receipts evidencing ADSs to the Depositary. Terms used in this Notice and not otherwise defined therein shall have the meanings set forth in the Deposit Agreement. For information regarding your iGATE Computer Systems ADSs, please contact the Depositary on telephone number 1-888-BNY-ADRS (1-888-269-2377).

THE BANK OF NEW YORK MELLON,
As Depositary

Dated: February 12, 2013